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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         Tel-Instrument Electronics Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879165207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Harold K. Fletcher
                       c/o Tel-Instrument Electronics Corp
                       728 Garden St., Carlstadt, NJ 07072
                                 (201) 933-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP No.

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Harold K. Fletcher      ###-##-####
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)       X

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) PF (Personal Funds)

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization       U.S.

--------------------------------------------------------------------------------

                  7.    Sole Voting Power         496,102

Number of         --------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power       -0-
Owned by
Each              --------------------------------------------------------------
Reporting
Person With       9.    Sole Dispositive Power    496,102

--------------------------------------------------------------------------------

      10.   Shared Dispositive Power -0-

--------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 496,102 (23.1%) of 2,144,151 outstanding shares

      12.   Check if the Aggregate  Amount in Row (11)
               Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11)
               23.1% of 2,144,151 shares outstanding

--------------------------------------------------------------------------------

      14.   Type of Reporting person (See Instructions)
                 IN (Individual)

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

      This Statement relates to shares of common stock, $.10 par value per share (the "Common Stock"), of Tel-Instrument Electronics Corp (the "Company"), whose principal executive offices are at 728 Garden St., Carlstadt, NJ 07072.

Item 2. Identity and Background

      (a)   Harold K. Fletcher

      (b)   c/o Tel-Instrument  Electronics Corp, 728 Garden St., Carlstadt,  NJ
            07072

      (c) Mr. Fletcher is President and CEO of Tel-Instrument Electronics Corp., principal business is avionics test equipment.

      (d)   Mr. Fletcher has not been convicted in a criminal proceeding.

      (e) The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Item 6 on the cover is hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

      The shares purchased were purchased with personal funds.

Item 4. Purpose of Transaction

      The shares of common stock of Tel-Instrument Electronics Corp set forth in item 7 were purchased in 1983, as part of an acquisition of a majority of shares of the issuer, and reporting is now required because the Company filed a Form 8A in 2004. The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (l), inclusive, of Item 4 of Schedule 13D, except to the extent that the Board of Directors of which he is a member has or may decide on such matters. Such person, may, at any time, and from time to time, review or reconsider his position with respect to any such matters, but has no present intention of doing so.

Item 5. Interest in Securities of Issuer

                                            Amount of    Average    Where and How
                                            Securities   Price per  Transactions were
Identity of Person    Date of Transaction   Involved      Share     Effected
------------------    -------------------   ----------   ---------  -----------------

      Incorporate by reference items 7 through 11 on the cover page for Item 5A and Item 5B.

      Mr. Fletcher has an option dated 8/19/03 to purchase 35,000 shares of common stock at $2.31 per share, a premium of 10% above the stock price at the date of grant. Option expires in 5 years and is exercisable for 20% of the shares on the first 3 anniversaries of the grant date and 40% on the fourth anniversary of the grant date. Mr. Fletcher can obtain 100,000 shares by converting his note.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

      Mr. Fletcher is President and CEO of Tel-Instrument Electronics Corp. and has a convertible note which may be exercised through 3/31/05 to purchase 100,000 shares at $2.50 per share.

Item 7. Material to be Filed as Exhibits

      a) Stock Option Plan and agreement by reference, filed as an exhibit to the Company's Form 10K, dated March 31, 2002.

      b) Convertible note incorporated by reference, filed as an exhibit to the Company's Form 10K dated March 31,2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2004                                    /s/ Harold K. Fletcher